Exhibit 99.1

Foresight Signs POC Agreement with Zeda Korea for Danger-Zone Intrusion Detection System, Creating Up to $21.5 Million Commercial Opportunity Over a Five-Year-Period

POC phase now underway; successful completion is expected to lead to a joint development and commercialization agreement in Q4 2026

NESS ZIONA, Israel, July 27, 2026- Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in 3D perception systems, announced today that it entered into a Proof-of-Concept (POC) Agreement (the “POC Agreement”) with Zeda Korea Ltd. (“Zeda”), a Korean integrator of specialized road management, bridge inspection, and road safety support equipment. The agreement governs the integration of Foresight’s ScaleCam™ visible-light stereoscopic vision system with Zeda’s various applications for danger-zone intrusion detection and alerting in real-time applications.

This POC Agreement follows the development and commercialization agreement signed in March 2026, which is already underway, with a leading Japanese manufacturer of smart city, road traffic, and hazard management solutions for similar applications. Together, these collaborations strengthen Foresight’s penetration into the Asian road safety market, which the Company views as a substantial long-term growth opportunity for its 3D perception technology.

Under the POC Agreement, Foresight is providing Zeda with a concept product of the ScaleCam Visible Light system for a period of approximately three months. The system will be tested in real-world conditions representative of Zeda’s road hazard management use cases. The POC is designed to validate key operational capabilities, including operator-defined danger-zone configuration, real-time detection and tracking of trucks, passenger vehicles and pedestrians, accurate intrusion identification, and automatic activation of audible and visual alerts.

The POC Agreement establishes a defined path toward commercialization. Upon successful completion of the POC in line with the agreed key performance indicators, the parties intend to enter into a Joint Development and Commercialization Agreement during the fourth quarter of 2026 for the serial production version of the system, tailored to Zeda’s technical requirements. The commercial framework already agreed in the POC Agreement, which is dependent on entering into a Commercialization Agreement, includes a non-recurring engineering (NRE) fee to be finalized based on the required development features, along with binding order quantities in 2027, with potential forecasted revenues of up to $21.5 million during the period between 2027 to 2031.

“This POC Agreement with Zeda marks another meaningful step in expanding the potential commercial adoption of our 3D perception technology in the Asian road safety market,” said Oren Bar-On, Co-Chief Executive Officer of Foresight Automotive. “We are pleased to begin this evaluation phase and look forward to advancing toward a full development and commercialization collaboration following a successful POC.”

The ScaleCam system combines Foresight’s proprietary stereo-vision perception technology with real-time object detection, distance measurement, 3D point cloud generation, and automatic calibration. In the POC configuration, the system continuously monitors an operator-defined area and triggers immediate audible (90 dB horn) and visual (LED strobe) alerts upon detection of an intrusion by a vehicle or pedestrian.

This project is intended to advance Foresight’s commercialization of advanced 3D perception solutions for road safety and hazard management applications, expanding the Company’s presence in the Korean and broader Asian markets for specialized road management and traffic safety systems.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing advanced three-dimensional (3D) perception systems and cellular-based applications. Through its wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s 3D perception systems include modules of automatic calibration and dense 3D point cloud that can be applied to different markets such as automotive, defense, autonomous driving, agriculture, heavy industrial equipment and unmanned aerial vehicles (UAVs).

Eye-Net Mobile develops next-generation vehicle-to-everything (V2X) collision prevention solutions and smart automotive systems to enhance road safety and situational awareness for all road users in urban mobility environments. By leveraging cutting-edge artificial intelligence (AI) technology, advanced analytics, and existing cellular networks, Eye-Net’s innovative solution suite delivers real-time pre-collision alerts to all road users via smartphones and other smart devices within vehicles.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on X, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the mission of the POC, that the Company views the Asian road safety market as a substantial long-term growth opportunity for its 3D perception technology, the expected commercial terms of the intended Joint Development and Commercialization Agreement and the expected timing of the execution of that agreement, the potential forecasted revenues and the timing of such potential revenues and the benefits and advantages of Foresight’s technologies and solutions. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

These forward-looking statements are made solely by Foresight and do not constitute statements or projections of VisionWave Holdings, Inc. VisionWave makes no representations or warranties regarding the accuracy or completeness of any information contained herein and disclaims any responsibility for this press release. VisionWave undertakes no obligation to update or revise any information contained in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the Securities and Exchange Commission (“SEC”) on March 25, 2026, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the content of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com